Rivian Automotive, Inc.

14600 Myford Road

Irvine, California 92606

(888) 748-4261

May 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:

Melissa Gilmore

Eiko Yaoita Pyles

Re:	Rivian Automotive, Inc.

Form 10-K For the Fiscal Year Ended December 31, 2022

Filed February 28, 2023

File No. 001-41042

To the Staff of the U.S. Securities and Exchange Commission:

We are providing this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 23, 2023 (the “Comment Letter”) to Claire McDonough, Chief Financial Officer of Rivian Automotive, Inc. (the “Company” or “Rivian”), related to the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”).

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K and all references to page numbers in such responses are to page numbers in the Form 10-K.

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Form 10-K For the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Revenues, page 73

1. We note from your disclosure on page 17 that, under the EDV Agreement, you and Amazon have agreed to collaborate to design, develop, manufacture, and supply EDVs and/or certain component parts and related services for use in Amazon’s last mile delivery operations. Please tell us how you determined that the EDV sales to Amazon should be recognized at a point in time, rather than over time. Refer to the guidance in ASC 606-10-25-27.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company determined that the performance obligation for EDVs sold to Amazon pursuant to the EDV Agreement (“EDV Performance Obligation”) is satisfied at a point in time because the EDV Performance Obligation does not meet any of the criteria set forth in ASC 606-10-25-27, which would otherwise require revenue to be recognized over time. In recognizing revenue at a point in time, based on the guidance in ASC 606-10-25-23 to 25-25 and 25-30, the Company determined that control transfers, and revenue for the EDV Performance Obligation should be recognized, upon the customer’s acceptance of an EDV, when Rivian has a right to payment for the vehicle and title, risk of loss, and physical possession transfer to the customer.

In evaluating whether revenue from the sale of EDVs should be recognized over time or at a point in time in accordance with ASC 606-10-25-27, the Company first evaluated the EDV Agreement in accordance with ASC 606-10-25-1 and concluded the criteria for a revenue contract to exist under ASC 606 are met only when a firm purchase order is executed. Therefore, each executed firm purchase order, individually or combined under ASC 606-10-25-9, is accounted for as a separate revenue contract subject to the terms of the EDV Agreement, and the EDV Performance Obligation under an executed firm purchase order is evaluated in accordance with ASC 606-10-25-27.

According to ASC 606-10-25-27, an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met. An analysis of each criterion is set forth below:

1.

The “customer simultaneously receives and consumes benefits provided by the entity’s performance as the entity performs…” (ASC 606-10-25-27(a)). The EDV Performance Obligation does not meet this criterion as the customer does not simultaneously receive and consume benefits from the EDVs as Rivian manufactures them. The customer receives and consumes benefits of each EDV only after Rivian performs its obligations by producing a completed vehicle that meets the agreed-upon specifications and subsequently transfers control of such EDV to the customer.

2.

The “entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced…” (ASC 606-10-25-27(b)). The EDV Performance Obligation does not meet this criterion as the customer does not control each EDV as it is manufactured. The Company produces EDVs at its Normal Factory and makes all decisions regarding the use of the Normal Factory, including relating to the production of the R1T, R1S, EDV, and Rivian service vehicle (“RSV”). The customer does not control the timing, scheduling, or volumes of EDVs produced. Moreover, the equipment used to produce EDVs is also used to produce RSVs, and it is Rivian, not the customer, that determines the quantities and sequencing of vehicles that will be produced in any given day or week, as well as whether an in-progress vehicle will be finished as an EDV or RSV. Therefore, the customer does not control each EDV as it is manufactured.

3.

The “entity’s performance does not create an asset with an alternative use to the entity… and the entity has an enforceable right to payment for performance completed to date” (ASC 606-10-25-27(c)). The EDV Performance Obligation does not meet this criterion as it does create an asset with an alternative use to the Company. Although EDVs cannot be sold to a third party due to contractual exclusivity, Rivian is not

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contractually restricted from redirecting the asset for another use, such as use as an RSV. RSVs are utilized by Rivian’s service technicians to service vehicles for Rivian customers (both Amazon and non-Amazon) who cannot reasonably access one of Rivian’s 51 service centers. The EDV and RSV are substantially similar vehicles. The Company’s analysis according to ASC 606-10-55-10 concluded that the approximate conversion cost is minimal and, as a result, any conversion would not result in a significant economic loss. Therefore, the Company determined that converting an EDV to an RSV is a practical alternative use, and Rivian’s performance of the EDV Performance Obligation creates an asset with an alternative use to Rivian.

Because the EDV Performance Obligation does not meet any of the criteria set forth in ASC 606-10-25-27 to recognize revenue over time, the Company recognizes revenue for the EDV Performance Obligation at a point in time. In addition, the Company respectfully advises the Staff that if it were to apply revenue recognition over time for the EDV Performance Obligation, it would not have materially impacted the Company’s financial statements for the year ended December 31, 2022 as compared to the application of revenue recognition at a point in time, given the relatively short period of time between the production and acceptance of EDVs by Amazon.

2. We also note from your disclosure on page 17 that you will be reimbursed for certain development costs, pursuant to the EDV Agreement. Please tell us your accounting treatment for these reimbursements and your consideration for disclosing this information.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the payment for certain development costs noted on page 17 is a part of the transaction price of the EDV Performance Obligation and is recorded as revenue with the sale of each EDV.

The payment is a fixed component of the vehicle invoice price, and it represents an immaterial amount of the invoice price per EDV. In accordance with ASC 606-10-32-2, the payment is included in the transaction price of the EDV Performance Obligation and recorded as revenue when control of the EDV is transferred to the customer. In reaching this conclusion, the Company evaluated the EDV Agreement and the nature of the promise to the customer and concluded there was no transfer of control of goods or services associated with the development costs and therefore the payment is part of the transaction price of the EDV Performance Obligation. The Company further notes that the aggregate amount of these payments recognized as revenue during the year ended December 31, 2022 was immaterial to the Company’s consolidated financial statements, and the Company expects that such amounts received and recorded as revenue will continue to be immaterial to the Company’s operating results in future periods.

In connection with the preparation of the Company’s financial statements, the Company determined that disclosure of the accounting treatment for these payments included in the transaction price of the EDV Performance Obligation was not required by ASC 606-10-50 and would not materially impact the information provided to, or decisions made by, financial statement users in this regard.

Please do not hesitate to contact me with any questions or further comments you may have.

Sincerely,

/s/ Claire McDonough

Claire McDonough
Chief Financial Officer
Rivian Automotive, Inc.

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